Exhibit 12.1
Residential Capital, LLC
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,

	2006	2005	2006	2005

	(Dollars in thousands)
Net income	$83,433	$280,105	$833,075	$902,326
Income tax expense	65,538	191,197	534,129	556,873
Equity-method investee distribution	5,958	111,821	653,744	203,576
Equity-method investee earnings	(10,943)	(27,067)	(490,791)	(93,294)
Interest expense	1,703,606	1,037,422	4,696,869	2,653,393
Interest portion of rental expense	9,990	10,367	30,036	29,143

Earnings available to cover fixed charges	$1,857,582	$1,603,845	$6,257,062	$4,252,017

Fixed Charges:
Interest expense	$1,703,606	$1,037,422	$4,696,869	$2,653,393
Interest portion of rental expense	9,990	10,367	30,036	29,143

Total fixed charges	$1,713,596	$1,047,789	$4,726,905	$2,682,536

Ratio of earnings to fixed charges	1.08	1.53	1.32	1.59